June 28, 2018

Ms. Tonya K. Aldave	VIA EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington D.C. 20549

Phone: (202) 551-3601

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-224309) of Monaker Group, Inc. (the “Registrant”)

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Monday, July 2, 2018 at 2:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please direct any comments or questions to our counsel, David M. Loev, of The Loev Law Firm, PC, at (832) 930-6432.

Sincerely,

/s/ Omar Jimenez
Omar Jimenez
Chief Financial Officer

Monaker Group • 2893 Executive Park Drive, Suite 201 • Weston, Florida 33331

Phone: (954) 888-9779 • Fax: (954) 888-9082 • Website: www.monakergroup.com